SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2008

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE REGARDING REVISION OF CONSOLIDATED FINANCIAL RESULTS FORECASTS FOR FISCAL YEAR ENDING MARCH 31, 2008

On March 17, 2008, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning revision of its consolidated financial results forecasts for the fiscal year ending March 31, 2008. The revision reflects changes in forecasted business operations by NTT DATA CORPORATION, a subsidiary of the registrant.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The forward-looking statements regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from any future results that may be derived from the forward-looking statements included herein.

The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: March 17, 2008

March 17, 2008

Revision of Consolidated Financial Results Forecasts for Fiscal Year Ending March 31, 2008

Nippon Telegraph and Telephone Corporation (NTT) hereby announces a revision to its consolidated financial results forecasts for the fiscal year ending March 31, 2008. The revision is made for changes in projection of business operations arising from the revision of its subsidiary, NTT DATA CORPORATION (“NTT DATA”)’s secondment program and for the changes in projection of consolidated gains from the transfer of the substitutional portion of employee pension funds arising from the completion of the transfer procedures:

	(Billions of yen)
	Operating revenues	Operating income	Income before income taxes	Net income
Previous forecast (A) (announced on November 9, 2007)	10,600.0	1,320.0	1,320.0	530.0
Revised forecast (B)	10,600.0	1,260.0	1,260.0	505.0
Difference (B-A) *	—	(60.0)	(60.0)	(25.0)
Percentage difference (%)	—	(4.5)%	(4.5)%	(4.7)%
(Reference) Results of preceding fiscal period (ended March 31, 2007)	10,760.6	1,107.0	1,138.0	476.9

Note:

*	Change arising from revision of NTT DATA’s secondment program: 40 billion yen

Change in gains arising from transfer of substitutional portion of employee pension funds: 20 billion yen (previous forecast: 340 billion yen; revised forecast: 320 billion yen)

(both calculated on operating income basis)

For further information, please contact:
Business Planning Group
Corporate Strategy Planning Department
Nippon Telegraph and Telephone Corporation
Phone: +81-3-5205-5151
E-mail: jigyou@hco.ntt.co.jp